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EXHIBIT 99.2

FALCONBRIDGE LIMITED

news release

September 7, 2005

Falconbridge and Blackstone Expand Norway Nickel Search

Blackstone Ventures Inc. ("Blackstone") and A/S Sulfidmalm ("Sulfidmalm"), a wholly-owned subsidiary of Falconbridge Limited are pleased to announce that they have entered into an option and joint venture agreement, to explore five large, district scale, nickel-copper-cobalt project areas in Norway. These five new project areas, Ertelien, Bamble, Evje, Hosanger and Skjaekerdalen cover a prospective area of approximately 23,400 sq. km. Within the new project areas, Sulfidmalm holds mineral rights to 114,000 hectares of prospective ground with more than thirty (30) bedrock occurrences of nickel sulphide mineralization which will be the focus of the exploration program. This new option and joint venture builds on the existing relationship between Blackstone and Falconbridge to explore for sulphide nickel deposits in Norway. In June of 2003, Blackstone and Sulfidmalm entered into an option joint venture agreement on the Espedalen and Vakkerlien projects in Norway.

The five new project areas are all located in southern Norway. Over the past three years Sulfidmalm has assembled an impressive land package that covers all of the known nickel occurrences in the Project areas. According to Dave Gower, General Manager of Nickel Exploration for Falconbridge, "this land package represents a unique situation in that there are more than 30 known nickel occurrences, as evidenced by the numerous artisanal mines in the area many that date to the late 1800s, that have never been explored using any modern techniques. In almost all cases the mining activity predates the diamond drill and the vast majority of these occurrences have only been mined to between 10 and 40 meters with no other evaluation of the depth potential."

Donald McInnes, President of Blackstone said "We are very excited about the prospect of expanding our relationship with Falconbridge in southern Norway. This exceptional opportunity gives Blackstone further access to a superb portfolio of nickel properties with excellent exploration and near-term development potential. We look forward to continued success in our joint exploration efforts for sulphide nickel deposits."

Under the terms of the option and joint venture agreement, Blackstone has the right to earn a 50% interest in the five properties, subject to certain "back-in provisions", by incurring exploration expenditures of at least US$3.5 million on or before December 31, 2006 and at least US$1.2 million in each of the subsequent calendar years, provided a total of US$18 million is spent on or before December 31, 2012. In addition, Blackstone is required to issue to Falconbridge, within ten days of this agreement, 466,338 common shares (equal to 1.5% of its current number shares outstanding) and an equal number of warrants exercisable for a period of 18 months at a price equal to a 50% premium to the previous 10-day non-weighted closing average price. This will increase Falconbridge's shareholding to 11.9% of Blackstone outstanding shares (16.6% on a fully diluted basis including warrants).

The back-in provisions allow for Sulfidmalm to designate project areas that it wishes to increase its interest from 50% to 65%. In order to do so Sulfidmalm must initiate and complete a feasibility study on each designated area up to a maximum cost of US$20 million. Should the cost exceed $20 million Blackstone would contribute 35% of all costs in excess of $20 million.

This new agreement is in addition to the earlier option - joint venture between Blackstone and Sulfidmalm on two other properties in Norway, Espedalen and Vakkerlien, where the companies have recently released encouraging exploration results and where Sulfidmalm is presently exercising its right to back-in and increase its interest from a 40% to a 60% interest on the Espedalen project through the expenditure of $4.95 million.

        For further information on each project area see the attached background document and or visit the Blackstone website at http://blv.ca where a series of maps, photographs and images have been posted under South Norway Projects.

Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL.LV). Falconbridge's website can be found at www.falconbridge.com. Sulfidmalm A/S is a wholly owned subsidiary of Falconbridge Limited.

Blackstone is a mineral exploration and development company focused on nickel. It currently has a 60% interest in the Espedalen Project and an option to earn a 60% interest in the Vakkerlein Project in Norway, both of which are in partnership with Falconbridge Limited. Wolfden Resources Inc. also holds an option to earn a 70% interest in Blackstone's James River Project. Blackstone also owns approximately 7.5% of Monster Copper Corporation.

For further information:

Blackstone Ventures Inc.
Donald A. McInnes — President
(604) 687 3929
Blackstone website at http://www.blv.ca

Falconbridge Limited
Denis Couture — Senior Vice-President, Investor Relations, Public Affairs & Communications
(416) 982-7020
denis.couture@falconbridge.com
www.falconbridge.com

        The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

SOUTHERN NORWAY PROPERTY OPTION BACKGROUNDER

Ertelien Project

  •
  Property hosts six historic nickel mines that produced from 1859-1884 and 1915-1917

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  Historic production from the Ertelien mine consisted of 400,000 tonnes grading 1.04% Ni, 0.69% Cu, 0.17% Co

  •
  The Langdalen mine produced 250,000 tonnes grading 2.5%-3.5% Ni

  •
  Numerous mafic/ultramafic bodies of approximately Voisey's Bay age occur within the project area

  •
  No modern exploration techniques have been applied to the property or the region

Bamble Project

  •
  Property covers eight historic nickel mines that produced from 1859-1884 and 1915-1917.

  •
  Sampling at the Vissestad mine display typical magmatic nickel sulphide textures with grades up to 5.05% Ni, 0.15% Co

  •
  Numerous mafic/ultramafic bodies of Voisey's Bay age

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  10 kilometer long trend consisting of an eastern cluster of three mines: Nystein, Vissestad and Hansas; a central cluster of two mines: Meikjaer and Stolz and a western dike-like differentiated ultramafic body

  •
  Grab samples from Nystein mine dump returned 1.95% Ni, 0.43% Cu, 0.17% Co and 2.10% Ni, 0.15% Cu, 0.06% Co

  •
  Grab sample from waste dump at Meikjaer/Stoltz mine returned 2.88% Ni, 0.08 Cu, 0.12% Co, 0.06g/t Pt. 0.20 g/t Pd

  •
  No record of any exploration at any of the deposits comprising the project area

Evje Project

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  Property covers the historic Flåt and Kjettevann mines and numerous nickel showings.

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  Historic production at the Flåt mine consisted of 2.6 million tonnes grading 0.75% Ni, 0.47% Cu, and 0.06% Co

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  Significant belt with numerous mafic/ultramafic bodies of approximately Voisey's Bay age

  •
  Grab sample of semi-massive sulphide from the Flåt mine returned 1.61% Ni, 0.28% Cu, 0.12% Co, 0.1 g/t Pt, 0.05 g/t Pd and 1.59% Ni, 2.20% Cu and 0.10% Co

  •
  Grab sample of stringer copper mineralization returned 0.15% Ni, 3.53% Cu, 0.01% Co

  •
  Grab sample from the Kjettevann mine in 2005 returned 2.71% Ni, 0.46% Cu, 0.08% Co

Hosanger Project

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  Property covers the historic Hosanger mines (Litland, Lien and Nonås) with past production of 460,000 tonnes grading 1.05% Ni, 0.35% Cu, 0.05% Co

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  Grab sample from the Litland dump area returned 2.72% Ni, 2.39% Cu, 0.11% Co, 0.05 g/t Pt, 0.07 g/t Pd

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  Ore hosted in a norite body within a large unexplored anorthosite complex.

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  Complex is approximately the same age as Voisey's Bay rocks

  •
  No modern geophysics has been carried out

Skjaekerdalen Project

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  Property covers the historic Skjaekerdalen mines with past production of 16,396 tonnes grading 2.2% Ni, 1.3% Cu

  •
  Deposits are open at depth

  •
  Grab samples from 2005 returned 2.65% Ni, 0.12% Cu and 0.12% Co

  •
  No modern exploration has been conducted over the property

FOR FURTHER INFORMATION PLEASE CONTACT:

Falconbridge Limited
Denis Couture — Senior Vice-President, Investor Relations, Public Affairs & Communications
(416) 982-7020
denis.couture@falconbridge.com

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Falconbridge and Blackstone Expand Norway Nickel Search
SOUTHERN NORWAY PROPERTY OPTION BACKGROUNDER